UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For 30 May 2012

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X   Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes   No X

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
ISIN: ZAE000015228
Code: HAR
("Harmony" or the "Company")

AGREEMENT TO DISPOSE OF EVANDER GOLD MINES LIMITED TO PAN AFRICAN RESOURCES PLC

1. INTRODUCTION

Shareholders are informed that Harmony has entered into an agreement with Pan African Resources PLC ("Pan African Resources") in terms of which Harmony will dispose of Evander Gold Mines Limited ("Evander") to Pan African Resources (the "Transaction").

2. THE TRANSACTION

2.1 Salient Terms

Pan African Resources (through a wholly-owned subsidiary) will acquire Evander for a cash purchase consideration of R1.5 billion to be funded through a combination of internal cash resources, third party debt and equity.

2.2 Effective date and Conditions Precedent

The effective date of the Transaction is 1 April 2012. The closing date of the Transaction is intended to be 31 October 2012 unless extended, subject to, inter alia, the fulfilment of the following conditions precedent:

- Pan African Resources obtaining the relevant shareholder approval for the Transaction;
- Obtaining of all relevant regulatory approvals including exchange control approval from the Reserve Bank of South Africa, any required approvals from the various exchanges on which Pan African Resources is listed and Competition Commission approval. The Takeover Regulation Panel has exempted Evander from complying with Parts B and C of the Companies Act, 2008 (No. 71 of 2008) and the Takeover Regulations on the basis that, although Evander is a public company, it is a wholly owned subsidiary of Harmony; and
- Approval of the change in control of Evander by the Department of Mineral Resources.

A break fee of R50 million will be payable by Pan African Resources and will not be refundable unless the regulatory approvals described above are not fulfilled.

"We are pleased that Evander is being sold at a value within our value range. The proceeds will be received within the next six months, provided all the conditions precedent are met, which will further strengthen our cash position to meet our capital demands in support of our growth strategy", said Graham Briggs, chief executive of Harmony.

The Transaction is below the threshold prescribed by the JSE Listing Requirements for a categorised transaction and this announcement is therefore made on a voluntary basis.

30 May 2012

Financial Advisor and Transaction Sponsor
Merrill Lynch South Africa (Pty) Ltd

Legal Advisor
Cliffe Dekker Hofmeyr Incorporated

Sponsor
JP Morgan

For more details contact:

Henrika Basterfield
Investor Relations Officer
+27 (0) 82 759 1775
Marian van der Walt
Executive: Corporate and Investor Relations
+27 (0) 82 888 1242

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 30, 2012

Harmony Gold Mining Company Limited

By: /s/ Frank Abbott

Name: Frank Abbott
Title: Financial Director